SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549






                                 Form 11-K

                               ANNUAL REPORT






                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For the fiscal year ended December 31, 1993




       Potlatch Corporation Savings Plan for Hourly Employees of the
           Pulp and Paperboard and Consumer Products Divisions,
                              Lewiston, Idaho



                           Potlatch Corporation
           One Maritime Plaza, San Francisco, California   94111

       POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
            PULP AND PAPERBOARD AND CONSUMER PRODUCTS DIVISIONS,
                               LEWISTON, IDAHO



                              Table of Contents
                              -----------------

                                                                Page Numbers
                                                                ------------

Independent Auditors' Report                                         1


Statements of Financial Condition                                    2


Statements of Income and Changes in Plan Equity                    3 - 4


Notes to Financial Statements                                      5 - 6


Item 30a - Schedule of Assets Held for Investment Purposes           7


Item 30d - Schedule of Reportable Transactions                       8


Signatures                                                           9


Exhibit Index                                                       10

                        Independent Auditors' Report
                        ----------------------------


Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings Plan for Hourly
  Employees of the Pulp and Paperboard and Consumer Products Divisions, Lewiston, Idaho:


We have audited the statements of financial condition of Potlatch Corporation Savings Plan for Hourly Employees of the Pulp and Paperboard and Consumer Products Divisions, Lewiston, Idaho as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly the financial position of Potlatch Corporation Savings Plan for Hourly Employees of the Pulp and Paperboard and Consumer Products Divisions, Lewiston, Idaho as of December 31, 1993 and 1992 and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          KPMG PEAT MARWICK


April 8, 1994

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD AND
CONSUMER PRODUCTS DIVISIONS, LEWISTON, IDAHO
Statements of Financial Condition
At December 31, 1993 and 1992


                                              1993            1992                                          1993            1992
                                              ----            ----                                          ----            ----

Assets:                                                                    Liabilities and Equity:

  Fixed Income Fund:                                                         Fixed Income Fund:
    Putnam Fiduciary Trust Company
      GIC Fund                            $ 5,634,364     $ 4,648,433          Fund equity              $ 5,634,364     $ 4,648,433
                                          -----------     -----------                                   -----------     -----------
                                            5,634,364       4,648,433                                     5,634,364       4,648,433
                                          -----------     -----------                                   -----------     -----------

  George Putnam Fund:                                                        George Putnam Fund:
    George Putnam Fund of Boston              305,441          15,175          Fund equity                  305,441          15,175
                                          -----------     -----------                                   -----------     -----------
                                              305,441          15,175                                       305,441          15,175
                                          -----------     -----------                                   -----------     -----------

  Convertible Fund:                                                          Convertible Fund:
    Putnam Convertible Income-Growth
      Fund                                  2,624,299       2,199,232          Fund equity                2,624,299       2,199,232
                                          -----------     -----------                                   -----------     -----------
                                            2,624,299       2,199,232                                     2,624,299       2,199,232
                                          -----------     -----------                                   -----------     -----------

  Growth and Income Fund:                                                    Growth and Income Fund:
    Putnam Fund for Growth and Income         652,395          29,292          Fund equity                  652,395          29,292
                                          -----------     -----------                                   -----------     -----------
                                              652,395          29,292                                       652,395          29,292
                                          -----------     -----------                                   -----------     -----------

  Voyager Fund:                                                              Voyager Fund:
    Putnam Voyager Fund                     1,451,683          55,704          Fund equity                1,451,683          55,704
                                          -----------     -----------                                   -----------     -----------
                                            1,451,683          55,704                                     1,451,683          55,704
                                          -----------     -----------                                   -----------     -----------

  Stock Fund:                                                                Stock Fund:
    Cash and equivalents                          989           2,760          Forfeitures                      989           2,759
    Potlatch Corporation common
      stock, 162,289 shares (135,416
      shares in 1992)                       7,647,862       6,229,158          Fund equity                7,647,862       6,229,159
                                          -----------     -----------                                   -----------     -----------
                                            7,648,851       6,231,918                                     7,648,851       6,231,918
                                          -----------     -----------                                   -----------     -----------

                                          $18,317,033     $13,179,754                                   $18,317,033     $13,179,754
                                          ===========     ===========                                   ===========     ===========




The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD AND
CONSUMER PRODUCTS DIVISIONS, LEWISTON, IDAHO
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1993

                                                                                   Growth
                                               Fixed      George                     and
                                               Income     Putnam   Convertible     Income     Voyager      Stock
                                                Fund       Fund       Fund          Fund       Fund         Fund         Total
                                               ------     ------   -----------     ------     -------      -----         -----

Income on fund transactions:
  Interest income                           $  335,908   $      -  $        -    $      -  $        -    $       46   $   335,954
  Dividend and other income                          -     18,902     205,939      39,548      49,398       226,160       539,947
                                            ----------   --------  ----------    --------  ----------    ----------   -----------
                                               335,908     18,902     205,939      39,548      49,398       226,206       875,901
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Market value appreciation of assets                  -          -     170,309       5,524     113,728       243,718       533,279
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Contributions (Note 2):
  Employee                                   1,028,511    212,780     287,668     429,185     795,266       981,418     3,734,828
  Employer                                           -          -           -           -           -       695,816       695,816
                                            ----------   --------  ----------    --------  ----------    ----------   -----------
                                             1,028,511    212,780     287,668     429,185     795,266     1,677,234     4,430,644
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Transfers from other funds                   1,099,276     94,126     159,284     193,716     862,966       538,149     2,947,517
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

    Total increases                          2,463,695    325,808     823,200     667,973   1,821,358     2,685,307     8,787,341
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       279,491      2,614     114,992      14,643      22,626       245,848       680,214
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -           -           -           -        16,534        16,534
  Forfeitures and other adjustments
    to employer contributions                        -          -           -           -           -           995           995
  Transfers to other funds                   1,198,273     29,896     283,141      30,227     402,753     1,003,227     2,947,517
                                            ----------   --------  ----------    --------  ----------    ----------   -----------
                                             1,477,764     32,510     398,133      44,870     425,379     1,266,604     3,645,260
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Market value depreciation of assets                  -      3,032           -           -           -             -         3,032
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

    Total decreases                          1,477,764     35,542     398,133      44,870     425,379     1,266,604     3,648,292
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

    Net increase in equity                     985,931    290,266     425,067     623,103   1,395,979     1,418,703     5,139,049

Equity at beginning of period                4,648,433     15,175   2,199,232      29,292      55,704     6,229,159    13,176,995
                                            ----------   --------  ----------    --------  ----------    ----------   -----------

Equity at end of period                     $5,634,364   $305,441  $2,624,299    $652,395  $1,451,683    $7,647,862   $18,316,044
                                            ==========   ========  ==========    ========  ==========    ==========   ===========




The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD AND
CONSUMER PRODUCTS DIVISIONS, LEWISTON, IDAHO
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1992

                                                                                    Growth
                                               Fixed       George                     and
                                               Income      Putnam   Convertible     Income       Voyager    Stock
                                                Fund        Fund        Fund         Fund         Fund       Fund        Total
                                               ------      ------   -----------     ------       -------    -----        -----

Income on fund transactions:
  Interest income                           $  269,633    $     -  $      199     $     -       $     -  $    1,680   $   271,512
  Dividend and other income                          -          -     103,963           -         1,405     169,210       274,578
                                            ----------    -------  ----------     -------       -------  ----------   -----------
                                               269,633          -     104,162           -         1,405     170,890       546,090
                                            ----------    -------  ----------     -------       -------  ----------   -----------

Market value appreciation of assets                 33         35     242,217         275             -     840,609     1,083,169
                                            ----------    -------  ----------     -------       -------  ----------   -----------

Contributions (Note 2):
  Employee                                   1,310,293     15,140     470,687      29,017        54,621   1,049,581     2,929,339
  Employer                                           -          -           -           -             -     628,669       628,669
                                            ----------    -------  ----------     -------       -------  ----------   -----------
                                             1,310,293     15,140     470,687      29,017        54,621   1,678,250     3,558,008


Transfers from other funds                     243,618          -      72,886           -             -      89,939       406,443
                                            ----------    -------  ----------     -------       -------  ----------   -----------

    Total increases                          1,823,577     15,175     889,952      29,292        56,026   2,779,688     5,593,710
                                            ----------    -------  ----------     -------       -------  ----------   -----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       301,674          -      67,933           -             -     295,202       664,809
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -           -           -             -       8,427         8,427
  Forfeitures and other adjustments
    to employer contributions                        -          -           -           -             -         657           657
  Transfers to other funds                      87,880          -      92,976           -             -     225,587       406,443
                                            ----------    -------  ----------     -------       -------  ----------   -----------
                                               389,554          -     160,909           -             -     529,873     1,080,336
                                            ----------    -------  ----------     -------       -------  ----------   -----------

Market value depreciation of assets                  -          -           -           -           322           -           322
                                            ----------    -------  ----------     -------       -------  ----------   -----------

    Total decreases                            389,554          -     160,909           -           322     529,873     1,080,658
                                            ----------    -------  ----------     -------       -------  ----------   -----------

    Net increase in equity                   1,434,023     15,175     729,043      29,292        55,704   2,249,815     4,513,052

Equity at beginning of period                3,214,410          -   1,470,189           -             -   3,979,344     8,663,943
                                            ----------    -------  ----------     -------       -------  ----------   -----------

Equity at end of period                     $4,648,433    $15,175  $2,199,232     $29,292       $55,704  $6,229,159   $13,176,995
                                            ==========    =======  ==========     =======       =======  ==========   ===========



The accompanying notes are an integral part of these financial statements.


         POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
              PULP AND PAPERBOARD AND CONSUMER PRODUCTS DIVISIONS,
                               LEWISTON, IDAHO
                          Notes to Financial Statements
                     Years Ended December 31, 1993 and 1992


Note 1.  Principal Accounting Policies
- - --------------------------------------

     Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting.

Note 2.  General
- - ----------------

     The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. Also effective December 1, 1992, the plan added three investment options and made other significant changes to plan provisions. A discussion of the new investment options and other plan changes is included in the following paragraphs.

     Each eligible hourly employee who elects to participate in the plan makes deferred contributions, up to 15% of monthly earnings. Deferred contributions are deducted before income taxes are withheld. Participants may invest in any combination of six investment funds: a fixed income fund, a stock fund and four mutual funds. The four mutual funds are: the Putnam Convertible Income-Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund and the George Putnam Fund of Boston. The latter three funds were added effective December 1, 1992. The Fixed Income Fund is also a Putnam Fund (the Putnam Fiduciary Trust Company GIC Fund) and became an investment option at December 1, 1992, replacing the IDS Trust Income Fund maintained at Wells Fargo Bank. Employer matching contributions to the plan on behalf of each participant equal 50% of the participant's deferred contributions, provided that in no event may the employer match more than 3% of the participant's earnings. Employer matching contributions are invested in company stock. Federal tax rules place certain limitations on employee and employer contributions.

     Effective December 1, 1992, the plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

     Separate accounts are maintained for each participant's deferred and rollover employee contributions by investment fund and a matching account is maintained for each participant's employer matching contributions. The accounts are credited with contributions and earnings or losses attributable to such contributions.

- - ------------------------

     A participant may transfer past deferred and rollover contributions among funds at any time. Prior to December 1, 1992, a participant could transfer past deferred contributions at the end of each quarter.

     A participant's interest in his or her deferred accounts is fully vested and nonforfeitable at all times. A participant's interest in the matching account becomes vested based on the participant's years of service as defined in the plan. A participant's matching account will become 100% vested without regard to the participant's years of service if the plan terminates, or if the participant attains age 65 as an employee of the company, becomes totally and permanently disabled, or dies while an employee. Participants will also become 100% vested if the participant has completed 10 or more years of service and attains age 55 as an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year.

     On April 20, 1992, the employer sold its Packaging Operations, whose employees were eligible to participate in the plan, to Tetra Pak Inc. Participating employees of the Packaging Operations had the option of rolling over their account balances in the plan to a plan administered by Tetra Pak Inc., or remaining in the plan. Those participants remaining in the plan are not allowed to make contributions to the plan after April 20, 1992.

     Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

Note 3.  Federal Income Taxes
- - -----------------------------

     The Commissioner of Internal Revenue has ruled that the plan, effective July 1, 1987, meets the requirements of a plan qualified under Section 401(a) of the Internal Revenue Code (the "Code"), including a cash or deferred arrangement qualified under Section 401(k) of the Code.

                                                                    Schedule I
                                                                    ----------

        POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
            PULP AND PAPERBOARD AND CONSUMER PRODUCTS DIVISIONS,
                               LEWISTON, IDAHO
         Item 30a - Schedule of Assets Held for Investment Purposes
                            At December 31, 1993




Party-In-                                                                                               Current
Interest         Issue                                 Description                       Cost<1>         Value
- - ---------        -----                                 -----------                       ----           -------

             Putnam Funds                         Putnam Fiduciary Trust
                                                    Company GIC Fund                  $5,634,364       $5,634,364
             Putnam Funds                         George Putnam Fund of
                                                    Boston                               309,297          305,441
             Putnam Funds                         Putnam Convertible Income
                                                    Growth Trust                       2,460,667        2,624,299
             Putnam Funds                         The Putnam Fund for
                                                    Growth and Income                    649,045          652,395
             Putnam Funds                         The Putnam Voyager Fund              1,339,186        1,451,683
   *         Potlatch Corporation                 Common Stock                         6,194,019        7,647,862


   <1>   Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. With respect to the Putnam Convertible Income Growth Trust shown above, cost for such fund represents fair market value at date of transfer adjusted by subsequent activity.




                                                                  Schedule II
                                                                  -----------

          POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
              PULP AND PAPERBOARD AND CONSUMER PRODUCTS DIVISIONS,
                                LEWISTON, IDAHO
                 Item 30d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1993



The plan shares in five percent reportable transactions with the other Potlatch Corporation hourly savings plans. Five percent reportable transactions for all hourly plans as certified by Putnam Fiduciary Trust Company for the year ended December 31, 1993 are detailed below.


Number of                     Description               Cost of          Current Value at
Transactions                   of Assets                 Asset          Date of Transaction    Net Gain
- - ------------                  -----------               -------         -------------------    --------
                          Putnam Fiduciary Trust
                             Company GIC Fund
                          ----------------------

203 Purchases               5,788,409 Units           $5,788,409            $5,788,409         $      -
230 Sales                   3,227,195 Units            3,227,195             3,227,195                -

                             George Putnam Fund
                                 of Boston
                             ------------------

118 Purchases                  67,560 Shares             949,578               949,578                -
 60 Sales                       3,479 Shares              48,772                49,600              828

                           Putnam Convertible
                         Income Growth Fund, Inc.
                         ------------------------

138 Purchases                 107,562 Shares           2,095,190             2,095,190                -
109 Sales                      38,441 Shares             697,591               746,213           48,622

                            The Putnam Fund for
                             Growth and Income
                            -------------------

145 Purchases                 125,097 Shares          1,696,868              1,696,868                -
 67 Sales                       6,211 Shares             82,986                 85,445            2,459

                                 The Putnam
                                Voyager Fund
                                ------------

170 Purchases                 340,732 Shares          3,743,310              3,743,310                -
 91 Sales                      53,154 Shares            555,211                567,995           12,784

                           Potlatch Common Stock
                           ---------------------

161 Purchases                 134,583 Shares          6,082,249              6,082,249                -
232 Sales                      50,611 Shares          1,881,461              2,330,792          449,331



                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:



                                   Potlatch Corporation Savings Plan
                                   ---------------------------------
                                  for Hourly Employees of the Pulp and
                                  ------------------------------------
                                   Paperboard and Consumer Products
                                   --------------------------------
                                      Divisions, Lewiston, Idaho
                                      --------------------------



                                   By     Terry L. Carter
                                     --------------------------------
                                          Terry L. Carter, Controller
                                          Potlatch Corporation




Date:  June 24, 1994

         POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
             PULP AND PAPERBOARD AND CONSUMER PRODUCTS DIVISIONS,
                                LEWISTON, IDAHO



                                 Exhibit Index
                                 -------------

Exhibit
- - -------

 (23)            Consent of Independent Auditors.